UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 29, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON THE ELECTION OF EMPLOYEE REPRESENTATIVE DIRECTOR

In accordance with the relevant requirements of the Company Law of the People’s Republic of China and the articles of association and rules for the meeting of the board of directors of China Eastern Airlines Corporation Limited (the “Company”), the Company recently held the 2020 second joint meeting of group leaders of the sixth session of the employee representatives, in which the resolution regarding the election of Mr. Jiang Jiang (“Mr. Jiang”) as the employee representative director of the ninth session of the board of directors of the Company (the “Ninth Session of the Board”) was passed. The term of office of Mr. Jiang as the employee representative director of the Ninth Session of the Board shall commence from December 2020 until the expiry of the term of the Ninth Session of the Board.

The biographical details of Mr. Jiang are set out below:

Mr. Jiang Jiang, aged 56, is currently the vice president, the safety director and the chairman of the labour union of the Company, and the employee representative director and the chairman of the labour union of China Eastern Air Holding Company Limited (“CEA Holding”). Mr. Jiang joined the civil aviation industry in 1986, and has successively worked in the Civil Aviation Industry Airline Corporation and China General Aviation Corporation. From June 1999 to April 2005, he served as the deputy manager and manager of the flight division of the Shanxi Branch of the Company. From April 2005 to July 2010, he served as the deputy general manager of the Shanxi Branch. From July 2010 to June 2014, he served as the general manager and the deputy secretary of the party committee of the Shanxi Branch. From June 2014 to December 2016, he served as the general manager and the deputy secretary of the party committee of China Eastern Airlines Wuhan Limited. From December 2016 to February 2017, he served as the person-in-charge of the safety operation management of the Company. Since February 2017, he has served as the vice president of the Company. Since July 2020, he has served as the safety director of the Company. Since November 2020, he has served as the chairman of the labour union of the Company and CEA Holding. Since December 2020, he has served as the employee representative director of CEA Holding. Mr. Jiang graduated from the Flight College of Civil Aviation Flight University of China, majoring in aviation transportation and obtained an Executive Master of Business Administration degree from Fudan University. He has the professional title of senior pilot.

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There is no service contract entered into between the Company and Mr. Jiang in respect of his appointment as the employee representative director of the Company. His remuneration will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

As far as the directors of the Company are aware and save as disclosed above, Mr. Jiang (i) does not presently, and did not in the last three years, hold any other position in the Company and any of its subsidiaries; (ii) has not held any other directorship in the last three years in public companies, the securities of which are listed on any securities market in Hong Kong or overseas; (iii) has no other major appointment or professional qualification; (iv) does not have any other relationship with any director, senior management or substantial or controlling shareholder of the Company; and (v) does not have, or is not deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed in this announcement, the board of directors of the Company is not aware of any other matter in relation to the appointment of Mr. Jiang which is required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and any other matter that needs to be brought to the attention of the shareholders.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 28 December 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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